EXHIBIT 77 C.


MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

In a special shareholder meeting held on March 15, 2001 the shareholders of Fasciano Fund, Inc. voted to approve Neuberger Berman Fasciano Fund's acquisition of 100% of the assets and liabilities of Fasciano Fund, Inc. The vote was 4,021,005 in favor, 179,624 against, with 135,993 abstentions.